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                             April 18, 2022

       John Leenerts
       Director and Vice President
       Inland Mid-Continent Corporation
       2702 East 72nd Street
       Tulsa, OK 74136

                                                        Re: Inland
Mid-Continent Corporation
                                                            Offering Statement
on Form 1-A
                                                            Filed March 22,
2022
                                                            File No. 024-11837

       Dear Mr. Leenerts:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A filed March 22, 2022

       Reserve Data and Future Net Cash Flows, page 5

   1.                                                   Your disclosure on page
5 states,    all of the Company   s leases are unproven and
                                                        undeveloped.
Furthermore, your disclosure on page 12 states,    none of the potential
                                                        production areas can be
categorized as    Proven    as all are undrilled prospects    and    rather
                                                        than trying to classify
the potential production into    Proven reserves   ,    Probable
                                                        reserves   , or
Possible reserves   , you address all potential production as    Potential
                                                        Resources.    However,
we note disclosures throughout the Offering Circular that include use of the terms
reserve(s), proven, and possible in various contexts. To the extent that your use of these
defined terms are inconsistent with the definitions in Rule 4-10(a)(26),
                                                        (a)(22), and (a)(17) of
Regulation S-X, please revise your disclosures throughout the
                                                        Offering Circular to
remove such references.
 John Leenerts
FirstName   LastNameJohn   Leenerts
Inland Mid-Continent   Corporation
Comapany
April       NameInland Mid-Continent Corporation
       18, 2022
April 218, 2022 Page 2
Page
FirstName LastName
Dilution, page 7

2. Please disclose the dilutionary effects on the investors who purchase the shares in the offering. See Item 4 to Form 1-A.
Plan of Distribution, page 8

3. The Company provides that Rialto Markets is entitled to 3% commissions on all sales as a placement agent. The Company notes on page one that Rialto is also entitled to an additional 8% up to a maximum of $300,000 if securities are sold through the efforts of
         Rialto. Under the Plan of Distribution, the Company states that Rialto is entitled to 3% of sales, for a maximum of $300,000; in addition, the Company may pay Rialto 8% of gross proceeds from the sale of up to $2,000,000 resulting from the direct selling efforts of
         Rialto, not to exceed $120,000. Later, the Company discloses that in the event that
         Rialto's targeted selling efforts lead to sales up to $2,000,000 in common stock shares,
         Rialto will be entitled to 8% of gross proceeds of those sales not to exceed $160,000.
         Please reconcile the inconsistencies of these disclosures.
Use of Proceeds, page 10

4. For consistency and ease of use, please expand the tabular summary of Well Drilling
         Costs for Year One (2022) and Year Two (2023) to additionally include the appropriate
         Play and Tier number and identify the type of well to be drilled consistent with the information shown on page 12.
5. Please expand your disclosure to verify if the well costs included in the tables on page 10 include all exploration and development costs, i.e. costs for drilling, completion, surface equipment and production tie-in. Refer to Rule 4-10(a)(12) and (a)(7) of Regulation S-X.
Description of the Business
History of the Company, page 11

6. You disclose your assets consist of mineral interests on 91 leases covering a gross 1,520 acres. Please expand the description of your oil and gas property to separately disclose the total gross and net developed and undeveloped acreage amounts, the types and amounts of interests owned, and all associated expiration dates and/or costs to renew the leases. Refer to Item 1208(a), 1208(b) and the definitions in Item 1208(c) of Regulation S-K.
7.       The disclosure on page 11 states,    These leases cover approximately
90% of the areas
         identified in Plays #2 through #6.    Please expand your disclosure to
explain the risk of
         acquiring the remaining 10% acreage for Plays #2 through #6, the 100% of the acreage for
         Play #7, if true, and your consideration of the risk associated with not obtaining this acreage. Refer to Rule 4-10(a)(26) of Regulation S-X.
 John Leenerts
FirstName   LastNameJohn   Leenerts
Inland Mid-Continent   Corporation
Comapany
April       NameInland Mid-Continent Corporation
       18, 2022
April 318, 2022 Page 3
Page
FirstName LastName
8. Please expand your disclosure to provide the number of net productive and dry development and exploratory wells drilled during each of the last three fiscal years and the total number of gross and net productive wells as of the end of your current fiscal year.
         Refer to Items 1205, 1208(a) and the definitions in 1208(c) of Regulation S-K.
Overview, page 12

9. You include disclosures related to geological reports and a Potential Resources Review
         Report at page 12. We further note that the reports are not available for investors to assess. Please revise your disclosures to remove any implication that you have reserves or a reserve report. Please note that Item 1202 of Regulation S-K prohibits disclosure of the estimates or values of resources other than reserves. In this regard, remove the language suggesting that the Potential Resources Review Report authored by G.R.B. Resources,
         Inc. represents an alternative to or substitute for a reserves report.
10. Disclosures in your filing indicate that you have not commenced any drilling projects and have not generated any revenues. However, you state at page 12 that each of the defined projects all have direct offsetting production from various formations, both current production and historical production making the associated risk "extremely low." You further state Potential Resources that could be encountered would ultimately make the economic return of these Projects "very attractive and potentially substantial." Revise these disclosures to include a more balanced presentation of your business operations. We note the risk factors described in your Risk Factors section commencing at page 12.
Glossary of Oil and Gas Terms as Used in This Offering Circular, page 19

11. The definitions provided in your glossary for: Exploration Well, Possible Reserves,
         Probable Reserves, and Proven Reserves appear to be inconsistent with the definitions of these terms in Rule 4-10(a) of Regulation S-X. Revise your disclosure as may be necessary to resolve the inconsistency.
Part F/S, page 20

12. Please update your disclosures to include the audited financial statements for the fiscal year ended December 31, 2021. See Part F/S to Form 1-A.
Exhibits

13. Please file all exhibits required by Item 16 of Form 1-A. For example, please file your certification of incorporation and your subscription agreement.
14. Please have counsel provide an updated Exhibit 12, the legal opinion of Richard Hoffman, to opine that the shares will be validly issued, fully paid, and non-assessable.
 John Leenerts
Inland Mid-Continent Corporation
April 18, 2022
Page 4
General

15. The Company discloses they intend to offer the securities on a delayed or continuous basis pursuant to Rule 251(d)(3). Please disclose in the Offering Circular that the offering will commence within two calendar days of the qualification date and all shares are reasonably expected to be offered and sold within two years from the initial qualification date pursuant to Rule 251(d)(3)(i)(F).
16. You include a website address but it does not appear operational yet. Please advise.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Sandra Wall, Petroleum Engineer, at 202-551-4727 or John Hodgin,
Petroleum Engineer, at 202-551-3699 if you have questions regarding comments on engineering matters. Please contact Michael Purcell, Staff Attorney, at 202-551-5351 or Loan Lauren
Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.



                                                             Sincerely,
FirstName LastNameJohn Leenerts
                                                             Division of
Corporation Finance
Comapany NameInland Mid-Continent Corporation
                                                             Office of Energy &
Transportation
April 18, 2022 Page 4
cc:       Nicholas Antaki
FirstName LastName